FORM 3
------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


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 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
 17(a) of the Public Utility   Holding Company Act
 of 1935 or Section 30(f) of the Investment Company Act of 1940

 1. Name and Address of Reporting Person *

     Chevron Corporation
  ----------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

     575 Market Street
  ----------------------------------------------------------------------------
                                   (Street)

     San Francisco                     CA                           94105
  ----------------------------------------------------------------------------
     (City)                         (State)                         (Zip)


 2. Date of Event Requiring Statement
        (Month/Day/Year)

          10/15/2000

 3. I.R.S. Identification Number of
    Reporting Person,
    if an entity
    (Voluntary)


 4. Issuer Name and Ticker or Trading Symbol

    Texaco Inc. (TX)

 5. Relationship of Reporting Person to Issuer
    (Check all applicable)

                 Director                       x        10% Owner
      -------                                 ------

                 Officer (give title                     Other (specify
      -------             Below)              -------           below)


 6. If Amendment, Date of Original
                 (Month/Day/Year)


 7. Individual or Joint/Group Filing

    X     Form filed by One Reporting Person
   -----

          Form filed by More than One Reporting Person
   -----

             Table I - Non-Derivative Securities Beneficially Owned
---------------------------------------------------------------------------------------------------------------
1.  Title of Security 2. Amount of Securities Beneficially 3. Ownership Form: 4. Nature of Indirect Beneficial
    (Instr. 4)           Owned (Instr. 4)                     Direct (D) or      Ownership (Instr. 5)
                                                              Indirect (I)
                                                             (Instr. 5)



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                (Over)
                                                                SEC 1473 (3/91)


FORM 3 (continued)
     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------

1.Title of Derivative 2.Date                   3. Title and Amount               4.Conversion   5. Ownership      6.  Nature of
  Security (Instr. 4)   Exercisable and           of Securities Underlying         or Exercise     Form of            Indirect
                        Expiration Date           Derivative Security (Instr. 4)   Price of        Derivative         Beneficial
                           (Month/Day/Year)                                        Derivative      Security:          Ownership
                                                                                   Security        Direct (D) or      (Instr. 5)
                                                                                                   Indirect (I)
                                                                                                   (Instr. 5)

                       ----------------------------------------------------------
                         Date        Expiration    Title      Amount or
                         Exercisable Date                     Number of Shares


 No Securities Owned *


Explanation of Responses:


* Explanation of Responses: In connection with the Agreement and Plan of Merger dated as of October 15, 2000 among Chevron Corporation ("Chevron"), Texaco Inc. ("Texaco") and Keepep, Inc., Chevron and Texaco entered into a Stock Option Agreement pursuant to which Texaco granted to Chevron an option (the "Option") to purchase up to 107,000,000 shares of common stock, par value $3.125, of Texaco (the "Option Shares") for a purchase price of $53.71 per share. Prior to the exercise of the Option, Chevron is not entitled to any rights as a shareholder of Texaco as to the Option Shares. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, Chevron expressly disclaims beneficial ownership of the Option Shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                    /s/ H.P. Walker                    October 25, 2000
           -----------------------------------        -----------------
              Signature of Reporting Person                 Date

            Hilman P. Walker, Assistant
            Secretary, on behalf of
            Chevron Corporation

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                                                                 SEC 1473 (3/91)